Filed by Covance Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934

Subject Company: Covance Inc.
Commission File No.:  1-12213

The following is a transcript of the Town Hall Meeting Session #2:

COVANCE INC.

Moderator:  Elissa Martini
November 3, 2014
11:00 a.m. ET

Cautionary Statement Regarding Forward Looking Statements
This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA.  These statements, as they relate to Laboratory Corporation of America® (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements.  These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them.  No forward-looking statement can be guaranteed, and actual results may differ materially from those projected.  LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.  Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA.  Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance.  Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC.  All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It
This document relates to a proposed transaction between Covance and LabCorp, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by LabCorp.  This document is not a substitute for the registration statement and joint proxy statement/prospectus that LabCorp will file with the SEC or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from Covance by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540, or from LabCorp by accessing LabCorp’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 531 South Spring Street, Burlington, North Carolina 27215.

Participants in Solicitation
LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction.  Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014.  You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com.  Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com.  Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.  You may obtain free copies of this document as described in the preceding paragraph.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Operator:	Good morning, my name is (Salima), and I will be your conference operator today. At this time, I would like to welcome everyone to the Covance Meeting Number 2.

All lines had been placed on mute to prevent any background noise.  After the speaker’s remarks, there will be a question and answer session.  If you would like to ask a question during this time, simply press star then the number one on your telephone keypad.  If you would like to withdraw your question, press the pound key.

Thank you. I will now turn today’s conference call over to Deb Keller. Please go ahead.

Deborah Keller:
Thank you.  Good morning everyone and good afternoon or good evening, depending on what part of the Covance world that you’re in today.  Well all of you have, I’m assuming, seen the announcement from Joe Herring and this is a very exciting day.

So, I would like to do today is go through a few short slides with you, talk about a few things and then open it up for some questions and hopefully some answers but before we start, I just want to let you know I’m in Madison, Wisconsin today and it’s actually kind of sunny and it’s not snowing.  And some of you know, that about – it will be 27 years in December that I joined this very facility and after I joined that facility, I think it was, after I joined, it was called Hazleton at that time.

I think it was within two weeks we were purchased by Corning and everyone went wow what does that mean.  And at the time Corning had purchased Hazleton which is the preclinical division.  They then the next year purchased SciCor which is our central labs division then they purchased Besselaar which is our clinical division and Corning Life Sciences was born.  And that’s how we then were spun out in 1997 to become Covance, the drug development company.

And so when I think about that, I was thinking about that last night, had we not been acquired by Covance or by Corning, we would not be the company that we were today.  Those of you who were around that, you’re either part of SciCor or Hazleton or Besselaar might remember the days when at least I know, when in Hazleton days, sometimes we couldn’t even afford to buy a pencil.

And think about how far we’ve come as a company and how much we grown and so this news today is really exciting because what you’re going to see as healthcare and pharmaceutical, the lines between those two start to blur.  This is Covance’s next steps for our evolution which is around patient-centricity.

So with that, I’m going to go to the slide deck.  Hopefully everyone can see it.  So, this is just a forward looking statement.  This is what we have to put in for all of our FD regulation, so I’ll let you read that at another time.  It basically just says that, you know, something that I say today can’t be taken to trade stocks, that it’s just – it can be construed as forward looking.  There’s some additional information.  OK.

So, now I’m going to take you through our strategic journey as a company with Covance and we talked about this and hopefully all your leaders shared this over the past few months but if we look at our distinct core businesses and we saw that within our existing core businesses of early development of central labs, clinical and commercialization in nutritional chemistry.

There were disruptors that were coming out there.  There were new technologies whether it be, you know, point of care testing that we all do at our (house), whether it’s dried blood spot, maybe it’s organ on the chips.  You know, there were a whole lot of different things and then Informatics such as taking all of the information and data that we produced in drug development and how do we pull that together, so that we can make better decision.

So as we look at that, there were a lot of, you know, model changes that were coming to what we call our core business.  And then we started looking last September into and before that into near (neighbor) opportunity.  So, we said look nutritional chemistry and food safety, that’s got a great opportunity to continue to expand and grow.

So, (Brad) and his team had been looking at strategy and looking, you know, at organic and inorganic growth and say how can we grow that business and launch it globally and that’s why (Brad) for instance is in Harrogate and they’ve opened a nutritional division there on the Harrogate site.

Then we also looked at our commercialization space and this is really around how can we help our clients commercialized their drug and make sure that people get paid for the drug.  Right?  Meaning the insurance companies and healthcare will pay for them, so we made a couple acquisitions this year in that space.  And that space is starting to grow very rapidly because of the pressure that healthcare cost around the globe.

And then the last but not least is Informatics.  We generate more safety and efficacy data than any other organization in the world and so we’re saying you know when we touch in our central lab over – well we have 42 percent market share, when we touch all of the clinical trials that we got, when we have all of that data for well over 25 years, is there anything that in that data that can help do drug development today more effectively or efficiently?

Is there things that we can do by looking at data that can help us determine what population that we want to try and enroll?  Are there ways that we can enroll population faster?  Less than 4 percent of them – of the world participate in clinical trials.  So if we look at that, that was our near (neighbor) opportunity.  And then we looked at the diversification opportunity.

So, this is kind of the far horizon, what do we see happening in the next three to five years and that’s when you said you know what, there’s going to be new market in there, there’s going to be new business.  And one of the things that we, you know, how can we get more into health care because the lines between healthcare and pharma R&D are blurring.

So, this is today where I get to announce that we’ve actually been translating our strategy into action and so today we are pleased to announce – OK, sorry, we’re having a little bit of a technical difficulty.  Should I keep talking?  OK.  So, we’re now seeing today the merger of LabCorp and Covance.  We will become the world’s largest healthcare diagnostics company.

So what does this mean?  Because I’m not – I’m not going to have my slides in front of me now, so what does this mean?  OK, well the good news is that we’re very similar companies.  We’re both leaders in our field.

The other good news is that they purchased us because they think that what we do is special and it gives them new growth opportunities and a way to get into pharmaceutical research and development where they now into healthcare.  So, it’s give them access to pharma R&D, it gives us access to healthcare.

The other thing is thing is they know of what all of us over the years have built in Covance.  Right?  We built a very special company.  We are the leaders in drug development.  We’re number one or number two in most of the markets we served and so they want to keep that.  You know, that’s a really important brand that we built, that brand is really all of our people behind that deliver to our client each and every day.

They want to keep that brand.  We’re not going to be called LabCorp, we will be called Covance.  Right?  Now, let’s talk about some of the synergies that we have.  Well, let’s go back and I’m going to go a little bit backwards but I want you to think of the word patient-centricity and what does that mean.  Right?

It could mean different things.  It can mean that what – it means that both of the patient in healthcare and a patient on a clinical trial, we need it to be easy.  Right?  We don’t need to go into a doctor’s office to get a blood draw if we don’t have to go into a blood – an office to get a blood draw.  Right?

We don’t want to have to do visits and going out in the middle of the cold if we can do it by loading information into our computer or our smart phone or we can track information with our Fitbit.  Right?  Those are things that are around patient-centricity is how do we make it easier for patient to participate in clinical trials and patients to get access to the health care they need.

So, that’s kind of a genesis of some of the advantages that we have.  Now we’re back on track and so when you think about that, they have, LabCorp has over 75 million patients in record.  When you combined that with what we have, and that is huge from an Informatics’ standpoint.  Nobody has that, nobody and what that mean is before recruiting for certain clinical trials, we can do – look at heat maps and find out where these patients populations are, so that we can more readily conduct enrollment for clinical trial which is the one thing when I talk to customers that they are concerned about is how long it takes to enroll in a clinical trial.

Laboratory testing, they have more lab – they have about 4,000 laboratory assays.  Right?  They’re the leaders in biomarkers -- I’m (inaudible) something.  The one near (inaudible) screen is in the (inaudible) screen.  OK, I don’t know if this is sharing.  It’s not sharing?  OK, so – OK, well can anybody – why it’s not showing?  Sorry, apparently the presentation isn’t sharing.  OK, so I’m going to keep talking while we’re dealing with our technical difficulties.

OK, so now I’m going to slide again because I don’t know what the slide says.  We aren’t anything if we’re not flexible at Covance.  Right?  OK, so when I talked about the lab test, they have about 4,000 lab tests.  So, you combine that with what Covance has and we have over 4500 laboratory assays that are ready to go.

Now if you’re not in the central lab business, you may go, well OK, is that good or is that bad?  That’s really, really good.  So, I’m going to explain a little bit about why that’s good.  From a central lab standpoint when we were (inaudible) assay, we usually bring it up because there’s a lot of people who want this assay, a lot of clients who want it for their clinical trial.

And so we make money by the more volume we can put through that assay and that’s how it always used to be.  And there’s usually a commercial kit available for it.  Some used the kit like when you take this kit, you buy it from the manufacturer, you run the assay.  Well, what’s happened over the last few years in drug development is that more and more client wants special assays.

And so we have to bring those assays up and we may only have one or two study, so you don’t make as much money, there’s no economies of scale.  Right?  And so interestingly enough, one of the people that we have shift assays to that we don’t want to bring up is LabCorp and it is LabCorp by the way.  I may say LabCorp every now and then but it is LabCorp.

So, they’re an esoteric assay provider for us.  So now compared to all of our competitors in central lab, we’ll have more assays than any of them.  Right?  So, that’s a really good thing.  Our clients like to come to us and there’s also special piece that they have that we don’t have.  So in our central lab, we were going – starting to build things like companion diagnostics and vaccine.

We were trying to build that organically, meaning from the ground up.  Well, they already have expertise in vaccine and companion diagnostics.  And what’s in it for them is because – and we’re in clinical research in pharma R&D, we see biomarkers and the chance for companion diagnostics a lot earlier than they do.

So, they’re not going to get an early view as to what is being developed.  That will then allow LabCorp to develop a proprietary assay.  So, I’m trying to think of one, let’s just call it, I don’t know if this is right but let’s just say a proprietary assay would be TSH which is not but if they do that then anytime you wanted to go get that test done at the patient it’s the proprietary assay, so they get money and so none of the competitors they have to have that assay brought up.  So, they have the IP for it, intellectual property.  Right?

So, that’s a really good thing for them.  They get an earlier look for us and our clients.  We have a whole host of different capabilities now that we can offer under one umbrella.  The same goes with anatomical pathology.  FISH, ICH, all of these things that we talked about in clinical trials and in the animal studies, they do it for clinical trials and they do that in China as well as around the globe and that’s capability that we – we’re not strong in.

We’ve been trying to buy a couple of labs.  We get a partnership with NeoGenomics about a year and a half back but we’re little bit behind on that, so that gives us access to that.  And then as I talked about, they got – you know they got – they worked with 220,000 physician practices around the world mainly in the U.S.  Physician practices also can be investigative site which have access to patients.

Patient enrollment is the number one delay in clinical trial and so combined, this is a really strong – a strong combination.  What I like about is I like saying we’re Covance and that we produced more safety (inaudible) data than anywhere in the world and I like the fact that we’re combining with another world leader to be the world’s leading healthcare diagnostics company.

OK, so now let’s talk a little bit about LabCorp and then I’ll shush up, maybe you guys can answer the questions.  I think we’ve worked up all of our technical difficulties.  So their headquarter in Burlington, North Carolina, they’re listed on the New York Stock Exchange as LH.  They are leaders (inaudible) talked about technology.  They have a national network of about 1700 primary clinical and specialty testing laboratory.

So, there’s a good chance when you go get – get your blood tested at the patient, that you’re using a LabCorp’s laboratory.  Right?  And they have 34,000 employees worldwide and more than 220,000 clients.  Now what’s different about LabCorp versus Covance is most our employees are client-facing.  Most of LabCorp’s employees aren’t.  Right?

Their clients aren’t necessarily pharma.  Their clients are big health providers like Blue Cross and Blue Shield and United Health and things like that, and then us as a public.  The other thing that they have is they have some really sleek IT technology, especially that’s big for us in clinical trials because they something called Beacon which is a portal that allows doctors to look at certain things that we don’t have right now for our clinical investigators that we’ve been trying to develop.  So, this will give us a jump-start there.

And that, coupled with something they called AccuDraw which is – and if you’re not in clinical research you might not notice but we have investigated (their manuals) and we (summed) it up as clinical investigator site.  And that’s helped the investigator, you know, special instructions on how to draw blood or how to do this or how to treat the samples or what not.  They have this and it’s all automated like online and we don’t.

And so if you couple that with Beacon with our Informatics and with our central labs database, and our clinical, there is no competitor that can even touch us.  And as I said the other day, I don’t know how many of you watched the Big Bang Theory, but as Sheldon would say “Bazinga” you know.

So, this is – this is really good, so we talked about this is really important.  We talked about it.  We will continue to be Covance, the drug development company.  We will now be a division of LabCorp.  The CEO, Dave King, is the chairman and CEO of Covance will be continued to be Joe Herring and we will continue to be based in New Jersey in Princeton.  So, now changes there.

Some of the transaction milestones just for your information, obviously the announcement went out, you can see our – I think our stock goes trading about $100 a few minutes ago.  So, we have to obtain shareholder and regulatory approvals and don’t ask me a lot of details about that because I don’t know.  I mean I know that there are some things that have to happen with (antitrust) and blah, blah but I don’t know the fine details on that.

There’s some customer closing conditions that we have to meet.  We will start our integration on planning shortly.  Integration will be lead by LabCorp by Dr. Steve Anderson.  He runs their clinical specialty lab and is their chief scientific officer and he has done some amazing things with Herceptin.  And so, you know, that has made a big difference in how we treat breast cancer today.

And then our own Jared Freedberg, Jared is in our business development group and he was actively involved in the Greenfield acquisition and (that) integration.  We’re expecting that the – it will close around the first quarter of 2015 and so what I need to really impress on everyone and I know it’s kind of a, you know, a big day is that it’s business as usual.  Right?

Our, you know, we’re calling clients, we’re telling clients (both) times, like OK, some clients go, I never heard of LabCorp and so we got some talking points out there to help explain who LabCorp is but what our clients needed to do is do what we do each and every day and that is operational excellence in service delivery.  Let’s make sure that we keep doing that.

It is business as usual.  We are still Covance.  The deal doesn’t close yet and so it’s really important that we continue to do as we’re going to do.  And you know, obviously, you know our clients are counting on us and patients around the world are counting on us.  So what we are going to commit to you?

We’re going to keep you informed.  There are some questions today that I’ll be able to answer and there are some questions that we just don’t know the answer to.  We’re going to continue to put new information as it becomes available on Covance Insider.  The CEO visits are coming in the next couple of weeks.  So just to let you know, Wednesday and Thursday, Dave King and Joe Herring will be in Indianapolis in Greenfield.  They will also be meeting with the folks at Lilly.

And then on the 11th, which I believe is a Tuesday, we will be in Madison and then from there we go to Maidenhead and Harrogate and Geneva.  So, there’s going to be a lot of visit from the next couple of weeks.  So as, you know, I would encourage you to attend the meeting.  We’re going to at least do a couple of sessions because unlike some of our businesses, the labs space businesses, we just can’t all attend because our work never ends.  Right?

And so, you know, come out and we’re going to try to do at least two sessions, so that people can, you know, meet the new CEO.  We will give him a tour, you know, like Joe said this guy bought our company for $6 billion.  We want him to know what he got and I want him to see how special our people are because that is what built our brand of Covance and that’s what he had bought.

So (inaudible), we will have an integration email box for any of your questions that you have and we’ll keep you as informed as we can.  If information becomes available, we’ll put it out in as many different communication forms as we can.  I know – I know that was – I apologize for those of you who are not on the phone, we had some technical difficulties.  So, it was little disjointed but I try to keep it together.

So first of all and I’m going to open it up for questions.  I’m going to open it up, I’m going to take one from the phone and then one from here on site.  And then we’ll kind of alternate that way.  So anybody on site want to offer their first question here in Madison?  Yes, (Carmen).

Yes. What is it? OK, OK, very good. So, (Carmen) asked the question she’s (heard). She’s on a non-finance major but she wants to know what’s the difference between a merge and an acquisition.
They used these both ways. So, it is a merger and the fact that we’re combining the company but LabCorp is acquiring Covance. So, we’re being bought but we’re merging. Does that make sense?

Right.  Yes, yes.  So, what happens is Covance’s stock will go away with – well the (inaudible) will now be LabCorp stock, yes, that’s correct.  But everybody thinks that acquisitions like “Chainsaw Al” and I don’t know if that’s, you know, if that translates across the globe but that’s not what this is.  This is, you know, we’re combining our capabilities but they are actually – our stock will go away.  Good question.

OK from the phone?
Operator:	As a reminder to ask an audio question, simply press star then the number one. Again, to ask a question, please press star.
Our question comes from the line of Rob Harrison.
Rob Harrison:	Hi, question about the stock, when the deal closes in Q1, can you speak to what will happen to option and restricted stocks?
Deborah Keller:
I can, hang on here, let me find my piece of paper.  I’ve got so many notes here.  OK, so what will happen is when the deal closes, all of your unvested options and restricted stocks vest immediately.  OK?  And then the option will be cash out, both the unvested and the vested, so all of your options will cash out.

The restricted stocks will be treated the same as other stockholders, so that means 75 percent will be in cash and actually the $75.76 will be in cash of the $105.12 and the other 0.2686 will be given to you in LabCorp shares.  Doe that help (Rob)?

Rob Harrison:	Yes, it does. Thank you.

Deborah Keller:	You’re welcome. Next question over the phone?
Operator:	Our next question comes from (Lisa Dosun).
Deborah Keller:	Hi (Lisa).
(Lisa Dosun):	Hi Deb. I wonder if you could just speak to the overlap of our businesses and where you see any overlap being from an operations perspective.
Deborah Keller:
OK, that’s a great question.  The good news is, there’s not any really.  Right?  And the fact that they don’t have preclinical, they don’t have clinical.  They do have laboratory, they do have a laboratory, a central laboratory which they called their clinical laboratory, that’s roughly about 6 percent share.  And they have a lot of specialty lab which would be very advantageous to Covance and they don’t overlap.

So we have – most of the overlap is in our central lab and mind you we have like 40 percent market share and they have about 6.  So I would say is from an overlap standpoint, very little.  From an adjacent (view) standpoint, a lot, there’s a lot of adjacent piece that I talked about earlier about, you know, the data, the number of assays that we have available, specialty laboratories, things like that.  Did that help (Lisa)?

(Lisa Dosun):	Yes, that’s helpful. Thank you.
Deborah Keller:	You’re welcome. Next question on the phone?
Operator:	The next question is from (Florin McKellan).
(Florin McKellan):	OK, hi this is the National Office, we were just wondering when you are announcing where the new CEO will be traveling, is there any intention of him traveling to the National Office as well?
Deborah Keller:	I guess. Well, how are you guys doing?
(Florin McKellan):	OK.

Deborah Keller:
Good.  Well you know what?  Not – I don’t know in the next two weeks if he will be in the National Office with Joe to be honest.  We’ll work with Rick Cimino on that.  I think the intent is in the next two weeks to try and hit the big, huge site, mega sites, how about we call it that?  And then get around and potentially do others.

(Florin McKellan):	OK, great. Thank you.
Deborah Keller:	You’re welcome. All right in the room?
Yes?

OK, that will convert to stock as well and I don’t know, (Carrie), do you know any more details about that?  I’ll find out about that but because I think that would do just like any other stock holder, so you get $75.76 and then the remainder would come in LabCorp but I’ll double check that. That’s a good question.

Any other questions in the room before I go back to the phone line? Can you make note of that question (Carrie) please? Thanks. I lost my pen somewhere here. OK. Yes, (Dawn)?
Yes. No. So, some of you may or may not know but we purchased the Genomics Lab in, I can’t even remember, time go so fast now, a few years ago from Merck. (Ernie) – hi (Ernie), when was it?

August 2009, thank you.  And then we sold it to LabCorp in January of 2014, thanks (Ernie).  I’m glad (Ernie) could join me and so that – it’s just all these dates kind of go together after 27 years and so, you know, that will stay but the reason that we decided to divest that business was we thought it could actually do better under a different owner and they were a great owner and so now with their – the Genomics capabilities, they purchased the Seattle from us which is, you know, when we go in there we’ll have to say we’re back.  And with what they have, we’ll have a huge advantage in personalized medicine.  So gain, that’s another advantage for Covance.  Good question.  OK, back to the phone.

Operator:	There is a question from (Tom Flurry).
Deborah Keller:	Hi, (Thomas).
(Tom Flurry):
Good morning Deb.  Thanks for taking the call and congratulations to you and the executive team on the deal.  Question here from the room, I don’t know if you’ve answered it previously but the question is what will happen to the stock that is in people’s 401(k) plan?

Deborah Keller:
Yes, (Tom) we just had that question.  To be honest with you, I’m not really certain.  I’ll find out.  We – you know my I guess is and I know I shouldn’t guess but I know that it will either go to LabCorp, you’ll get cash or LabCorp value just like the regular stock but we’re going to – we’re going to have -- (Carrie Johnson) is with me as my HR partner.  We’re going to find that out and we’ll post that on the Covance Insider.

(Tom Flurry):	Thanks Deb.
Deborah Keller:	Any other questions from the room with you (Tom)?

No.  We must be tickled pink.  As I said, I’m a little competitive but only with other – our competitors and I love the fact that when our competitors heard about this deal today they were weeping.  I mean, yes, first of all think about it.  If you have to get up every morning and sale against Covance, those of you who are in sales and we’re all in sales.  Right?

Think about that and now think about how much more laboratory assays we have and informatics and in technology.  It’s like – I did have a little giggle this morning when I thought about our competitors opened up, so take that Chuckie.  Right?

That’s Charles River. Take that Q and that’s Quintile. OK. I’ll get back on track. Any other questions over the phone?
Operator:	There is a question from (KC Boksburg).
Deborah Keller:	Hi (KC).

(Tasha Long):
Hi.  This is (Tasha Long) over in - over in the HR (who is in) Madison.  Deb, could you talk to a little bit about what will happen to the corporate functions and also kind of a second bet to that is what about the projects that we currently have as a business will those go ahead?

Deborah Keller:
Well as far as the corporate functions, we will continue to operate as Covance and so I as of today there is no changes there and as far as projects I don’t see any projects that wouldn’t continue.  No.  Is there any specifically that you had in mind?

(Tasha Long):	The EDM project and I think there’s a couple (that are not) in the room, but for the island project as well.
Deborah Keller:
Yes, you know, as far as that all I can say is if they already have an EDM and we don’t have to start over, we would use that and if we don’t, I don’t know if that will continue on.  We can find out about that.

If that was in the budget and it’s - it’s being worked on, unless they have an EDM that we can just pop into, you know, I don’t foresee any changes.  That’s what, you know, it’s a good question though because unless you’re told otherwise it’s business as usual.  We continue to run just like we always have.

(Tasha Long):	Yes.
Deborah Keller:	So have those CER processes and all these fun things, yes.
OK. One more question in the room?
(Maggie):	Yes. (Off-Mike).
Deborah Keller:	Yes so they do announce if there’s going to be cost savings synergy so I don’t know all the answers (Maggie), but what I can say is that a couple things come to mind.

So for instance LabCorp is the largest diagnostic labs out there and so in type of worlds that would be equivalent to our clinical trials in our central labs and so with that you buy these instruments and they don’t charge you all that much for the instruments per se like a Roche Modular right, but they charge you on the reagent.

So for instance in central labs, our number one cost is transportation, labor and reagent and so with their buying power because they buy so many reagents we estimate just in reagent saving.  It could be $10 million a year just in that for instance.  OK and that potential savings is we may see their cars driving around picking up samples from when we go have our lab.

Well on clinical trials right now, we send our domestic samples with either FedEx or somebody else.  We may be able to use their logistical network so they will then can just pick up the samples and drive them right to us again at no additional cost so those are some of the things that you know we’re looking at.

The other thing would be like the patient portal that we talk about. They have Beacon. We don’t have that. We’re trying to build that.

If we can just use theirs, which is a huge advantage and put that in our clinical trial sites or have access to it that’s a savings where we may not have to invest, you know, $10 or $20 million in an IT system so those are the type of things and that’s all I know of as of today.

(Maggie):	OK.
Deborah Keller:	OK to the phone?
Operator:	There is a question from Dorothy Hancock.
Deborah Keller:	Hi Dorothy.
Dorothy Hancock:	Hi. I don’t have a question for you. I think I press star one (in the phone) there when we’re having problem seeing the slides so I don’t have a question at this point. I’m sorry.
Operator:	There is a - There is a followup question from Tom Turry.
Deborah Keller:	OK.

Tom Turry:	Hi Deb. Starting question from the room here in Greenfield, can you provide some color around LabCorp’s interest in early development?
Deborah Keller:	Yes well, you know what, they’re interested in the fact that… Can you hear me?

They’re interested in the fact that they like the fact that we have the entire drug development spectrum that we are a leader in that and so you know that is also part of the data that can be very important in our informatics.  You know the more that we learn about a molecule, the earlier in development, hopefully we can help, you know, increase the probability of success if that compound gets into Phase 2 and Phase 3 where it’s really expensive or kill, you know, compound faster so they are interested in that (Tom) because I have heard the question “are they going to sell off the early development,” you know, they like our portfolio.

Any other questions over the phone?
Female:	(Are there people up there?)
Operator:	There are no further questions.
Deborah Keller:	I’m sorry operator is there a next question?
Operator:	There are no further questions.
Deborah Keller:	No further questions. You guys the last could talk forever, we only talk for about 25 minutes.
OK good. We got some more.
Female:	(Off-Mike).
Deborah Keller:	So that was a good question. It was with open enrollment I think opens Friday or today right do we have any - does LabCorp have any changes to our benefit.

Not that I’m aware of, but that’s a very good question and we’ll follow up on that. OK. Good question.
Male:	(Off-Mike).
Deborah Keller:	Right.
Male:	(Off-Mike).
Deborah Keller:	Not that I’m aware of at this moment. Right, but if there are for some reason we would - we would like, you know, obviously, yes, but we see no changes at this moment.
Yes.
Female:	(Off-Mike).
Deborah Keller:	Who went to who? OK well that’s a really good question. So it’s a bit like a dance.

Interestingly enough about a few years ago, we actually our central lab went to their central lab and said “we like to buy you guys.”  We saw some real synergies there and they were like so we talked to them and then we also talked about the possibility of the informatics and they weren’t interested in selling and so we kind of went back and forth a couple of times on that and then I believe a few weeks ago Dave King contacted Joe Herring and said “you know, we talked about the fact that there’s a lot of, you know, some companies if you merged there’s a whole lot of overlap, right.”  Everything is duplicate.  We didn’t have that.

And I think over the years as we’ve been looking at each other we see that there’s a lot of really good adjacencies and so as I said we try to buy their central labs and then Dave King called Joe Herring and said “let’s talk” and then they talked and that’s how it became about so I just think that both organizations saw that it was the right fit for both.  It allows us to get into healthcare.  It allows them to get into pharma and R&D.

And remember that healthcare is such a huge driver and I talked about this when I talked to employees about where our strategy is and what’s changing because if you think about it how many of you have seen a billboard that talks about the price of a heart scan for 49.95?  You may have seen that billboard.  I’ve seen them and took picture of it.

If you had asked anybody five years ago, you know, to think about the price of a heart scan, we wouldn’t have a clue, but now that there’s all of these pressure on healthcare because you know we spend more than any other country and that’s in globally healthcare costs are an issue and the quality of care is not all that good so as we focus more and more on that that starts to impact us in pharmaceutical research and development right and so healthcare really is saying how can we, you know, serve patients better and more effectively, cost effectively and then if you think about it if there’s one Lipitor, Lipitor has been, you know, approved and it’s now generic, as a company comes in and they’re going to spend a bunch of, let’s say ABC Pharmaceuticals, they want to develop another (Lipocor), healthcare companies are going payers, insurance companies are going you don’t need another Lipitor.  We got one and it’s generic.  So go put your R&D dollars into something that isn’t.  They don’t have a medicine for.

So unless your medicine is really innovative and a whole lot different than (Lipocor) don’t do it anymore and so now we have a next generation that’s being looked at, but those types of things are driving those blurred lines.  Does that make any sense?

So it’s - it’s as clients are thinking more about who’s going to take their drug and who’s going to pay for their drug and payers are wanting to make sure that, you know, that they’re providing good healthcare access and the right medicine at the right price, it’s all going to come in together and so I think our two companies have a lot of synergies and how, you know, for where we’re going in the future.

Yes, way back in the corner.
Male/Female:	(Off-Mike).

Deborah Keller:
Absolutely.  We’ve been in touch with all of our strategic and alliance accounts this morning.  There are talking points that we have out for all of those and those will continue to be disseminated throughout the day.

Yes. Yes.
Male:	(Off-Mike). (Off-Mike).
Deborah Keller:
OK very good.  So the question was “if this is kind of like a marriage we’re coming together, we both have different personalities and how are we going to live together without fighting.”  Is that basically it?  OK.  Hoo.

OK so well - so let’s talk about that.  So, we talked about why we’re getting married right.  We know all the advantages that they have and we - and have all the advantages there.  We haven’t met each other’s parents (that’s kind of sad).  We went and that was their management team and had a very nice two days with their management team.

As far as the culture what I do know about it and I can’t speak to their culture because I don’t work there right?  What I do know about them as having, you know, they sent a competitor of ours in central labs for a number of years is they differentiated themselves from other competitors by being innovative and buying specialty labs and developing innovative assay.

So what that tells me about their culture is that they’re innovative and they want to continue to lead right, which you could argue at Covance, we’re innovative in a different way, but we’ve always been a little bit ahead of the curve as well right.  We’re still the only drug development company.  We’re still the only competitor that has all of the different capabilities together and so I think when you - when I’ve met their management team and their CEO, you know, they seem very - our culture seemed aligned and I think our two CEOs as the bride and the groom or the - I’ll say the two grooms I don’t know what you’ll call it, but you know obviously they want us to work right.

You know, Joe has blood, sweat and tears in the company and Dave has the same thing so they did spend a lot of time together before they brought each other in and I think that they feel that we have a good marriage right.

Pardon. The best wishes right. Live long and prosper, but remember I’ll take you back to Corning right.

When we got bought by Corning, we were nervous.  You know, we were (inaudible) (thought).  You know, we were - we knew what we knew and if you - if Covance or Corning hadn’t involved all of the different life sciences companies we would not be who we are today.  No way.

We would have been another (Haselton) right and you’ll - with some, you know, (Haselton) or a very small clinical player or very small central lab’s player and the fact is is that Corning was smart to buy all of the leaders in our space, the leader in preclinical, the leader in central labs, the leader in clinical and build what we called Corning’s pharmaceutical (appliances) and then that became Covance and I see this merger is very much the same way.

And as I said I know our competitors are weakened a little bit. Now, do not underestimate our competitor. They’re going to be telling our clients uh-oh it’s not going to be your same old Covance.
So, your job is to make sure that our clients do know that it’s the same Covance. It’s the same people that they work with day in and day out.
We’re keeping our name. We’re keeping our brand. We’re keeping our facilities. We’re just adding some new capabilities.
Good question. Good analogy actually.
OK. So, I’m Dr. Joyce Brothers here. And any other questions that we have on the phone?
Operator:	There is a question from (Brandi Lute).
Deborah Keller:	(Brandi)?
(Brandi Lute):
Hi.  The question was more about the benefits and I didn’t have to recall the question, but it was just a little bit more about will - if we stay Covance, do we retain our benefit package or would we ultimately move to theirs.

Deborah Keller:
Yes and we’ll find out that question and because I’m sure that we’ve been asked that, you know, almost three times today.  It’s an important question so we’ll get that information out, you know, as soon as possible.

(Brandi Lute):	Thank you.
Deborah Keller:	But thank you for the question.
Operator:	And there is a question from Ron Maturo.
Deborah Keller:	Hello Ron.
Operator:	Ron, if you are on a speakerphone, please pick up your handset.
Ron Maturo:	Deborah, it’s Ron. Sorry about that.
Deborah Keller:	Hi Ron.
Ron Maturo:	My question was really around the culture and I think you’ve answered some of that, but what aspect of our culture do you think they will benefit from.
Deborah Keller:	Oh that’s a really good question. So the question is what part of our culture do we think they will benefit from.

I think our passion for our clients because they don’t have a lot of clients per se, you know, and so I think they’ll benefit from - I mean like when I described our culture to a client who’s never work with us, I would say the best thing is our people.  And you know, the only thing that differentiates us from any of our competitors are our people, you know, capabilities a little bit, but it’s our people and so I think that they’ll benefit from seeing how dedicated we are and our expertise and knowledge about drug development and how committed we are to our clients and hopefully they’ll think we’re fun because we are fun.

Yes. You know, I mean, but we are we’re like a family and so I think they’ll - they’ll like that.

OK and another question in the room.
Female:	(Off-Mike).
Deborah Keller:	Right.
Female:	(Off-Mike).
Deborah Keller:
So the question is how are we going to stay - how are we going to keep employees updated on, you know, decisions that have been made and information about benefits and what not.  A couple of different ways.  There’s going to be a bunch of different forms.

One will if there’s a place where you’re going to be able to submit questions if you have questions about the (integration).  The second will be Covance insider.  There will be stuff online there that you can check out and I’m sure on the HR, the map we’ll probably put stuff out there too and there will probably be e-mail blast so it should be a combination of variety of different things.

Yes. Good question. Any more questions on the phone operator?
Operator:	There is a question from (Kerri Kane).
Deborah Keller:	OK. Hello.
(Kerri Kane):	Hello. Can you hear me?
Deborah Keller:	Hello. I can.
(Kerri Kane):	OK. So, I’m sitting in a room full of people here in Battle Creek and the biggest question that we have is how do we see nutritional chemistry and food safety aligning with the merger.
Deborah Keller:	That’s a great question. So, hello in Battle Creek. We were talking - Actually, this is kind of a little tangent, but I’ll tell you this story because it’s Battle Creek.

So their legal person, their chief, what do they call them, chief counsel is named Sam and he grew up in (county) Michigan, which is where I grew up and then we were talking about growing up in that area and when you grow up in that area in fourth grade you got to go to our Pollock and see how the Frosted Flakes were made and the Loop for and the big thing is you got and I don’t know if any - we’re probably too old, but I’m too old, you may not remember you see the snack packs of different cereals…

(Kerri Kane):	Yes.
Deborah Keller:
… and you got a snack pack to take home.  So anyway, we did talk about the fact that we had a site in Battle Creek.  They’re very excited about nutritional and they actually have some microbiological capabilities that will be huge for us, but they have wanted to get into the food testing because again they’ve got these labs all over so that was definitely something that they saw as an advantage in an area they like to grow so it was all good.

Does that answer your question?
(Kerri Kane):	Yes. Thank you.
Deborah Keller:	You’re welcome. Keep testing those corn flakes for us.
Operator:	There is an audio question from (Aaliyah Vanguard).
Deborah Keller:	OK. Hi (Aaliyah).
(Aaliyah Vanguard):	Hi. As far as career growth goes all the current positions that are maintained by LabCorp become available for Covance employees to move into a different (our career if you’ll have to).
Deborah Keller:
Yes absolutely.  So, you know, it was interesting and then I’m going to tell a little story about myself for a moment.  When I came - The reason I decided to join (Haselton) when I did is I work at a pharmaceutical company and we were - they had what we call a quality control lab and we only have - they only have us because GMP has required that they have us and so there really were only a couple of areas for growth and development and when I came to (Haselton) at the time, what I love about it is the chemist is I could have worked in nutritional, I could have worked in ad, I could have worked in (inaudible), there was just like a whole host of things.

And so if you take that to the next step with LabCorp, yes there will be obviously job opportunities and you know they would welcome, you know, more and more talent to go into some of these new positions so yes, it actually opens new opportunities in (inaudible) (inaudible) so it’s a good thing.  It’s a very, very good question.

Any other questions over the phone?
Operator:	There is a question from (Julia Schultz).
Deborah Keller:	Hello. (Hope you had positioned).
(Julia Schultz):	Hi. Just curious, are there any plans for the Chandler, Arizona site?
Deborah Keller:	Are there any plans to what with the Chandler site? I’m sorry.
(Julia Schultz):	Are there any plans involving the Chandler, Arizona site?
Deborah Keller:	No, that site is for sale and it still will remain for sale, yes.
(Julia Schultz):	Thank you.
Deborah Keller:	You’re welcome. We had another question in the room.
Yes.
(Bridgett):	When you’re talking about (inaudible)…
Deborah Keller:	Right.
(Bridgett):	… (off-mike).
Deborah Keller:	I have no idea (Bridgett). We’ll have to find out what, you know, it probably would be taxed as income, but I don’t know. We’ll find that out.

Yes. Yes.
Female:	(Off-Mike).
Deborah Keller:
Yes, you know, it’s a good question.  The question is about the size of their sites and honestly I don’t know.  They have some specialty labs like in South San Francisco they have a molecular lab.  They’ve got a lab in Utah.  They’ve got labs in New Jersey and then I think they have some big diagnostic labs, but I’m not a 100 percent certain.

Female:	Yes.
Deborah Keller:	I’m sure we could get on their website and find that out, but that’s a good question.
Well the North Carolina site, they have - I know they have a companion diagnostic lab and Research Triangle Park. Their corporate headquarters is in Burlington and that’s all I know.
Female:	OK.
Deborah Keller:	Any other questions in the room? Going once. Going twice.
OK. On the phone? Any more questions?
Operator:	There is a question from Anthony Chadwick.
Deborah Keller:	Hi Anthony.
Anthony Chadwick:	Hi Deb. How are you?
Deborah Keller:	I’m good. Thanks. How are you?
Anthony Chadwick:	I’m alright. Thank you. I was just thinking with LabCorp involvement with I supposed (inaudible) and so on does this gives us an opportunity to look at the wellness market further?
Deborah Keller:	Yes. Yes. That’s a great question Anthony.

So, one of the things that we’ve been talking about it kind of gets in to that healthcare is, you know, where are there new areas that we can grow that are complementary to what we have and we’ve talked about potentially getting into wellness and the fact that, you know, people are going to start to have their personal healthcare records and you know, some people want to know what’s going on with their heart rate and this rate, you know, that rate and this testing all the time so that is definitely a possibility to look at Anthony.

So, you know, yes and that’s something that we struggled with as we looked at it and we’ve been looking at that a little bit from a central lab’s standpoint and the problem is like, you know, there’s Apple Health, there is Google, there is Samsung, a little Covance, we weren’t making as to really, you know, we have a meaningful health, but it’s kind of like they’re going to say what can you give for us, not what we’re going to do for them right because we’re so…

Anthony Chadwick:	Yes.
Deborah Keller:	… we’re so small compare to them. This now gives us an opportunity to go to the table in a whole different way, but nobody knows how that’s going to play out.

Nobody knows if Samsung is going to be Google or Google is going to be Apple, if there’s going to be a whole new, you know, player to come in there, but wellness is definitely a big market and this, you know, this merger allows us to potentially plan that in a whole different way so that’s a great thing.

The other thing Anthony just so you know is that I think there’s some opportunities for us in the (Bayer repository) as well.
Anthony Chadwick:	Yes, yes, I was - I was thinking that too.
Deborah Keller:	OK and (I find your policy so you’ll function).
Anthony Chadwick:	Thank you. Thank you.
Deborah Keller:	OK. Thanks. Any other questions over the phone?

Operator:	There is a question from (Chad Volkmann).
Deborah Keller:	Hi (Chad).
(Chad Volkmann):	Hi. I apologize if the question has already been answered. I was a little late for the call.

Just curious about 401(k), is there still going to be a corporate 401(k) option and if - do you know if that will be through LabCorp or through Covance?  Will there still be company match and can determine on if the money that’s been matched to date will still remain?

Deborah Keller:	So, we’ve had a lot of questions on that. So, the money that you’ve already matched obviously stays there.

The Covance stock that you have in your 401(k) will convert.  I don’t know how it will convert so we’ll get that information back out to you because that’s been asked frequently and that’s all we know at this point (Chad).

So as we continue to learn information, we’ll put it out on (NAVS) and Covance insider.
(Chad Volkmann):	Thank you.
Deborah Keller:	You’re welcome. Any more questions over the phone?
Operator:	There is a followup question from (Kerri Kane).
Deborah Keller:	Hello.
(John Somerset):
Hello.  It’s actually (John Somerset) from Battle Creek as well.  So one of the things I was curious about is we (lumped) our sick time and our time off and we (in the real) PTO, is this what LabCorp does?  We understand that we might change on that.

Deborah Keller:
So the question is we have sick time and vacation time and we call it PTO does LabCorp do that.  I don’t know.  I’m assuming they do because that’s what most companies do now, but we’ll find that out as well.

All right. Any more questions on the phone operator?
Operator:	There are no further questions at this time.
Deborah Keller:
OK.  So what I like to do to close is, you know, anytime there’s change we all go oh oh, you know, what’s in it for me right and what’s in it for us as employees is this is a really great opportunity for us to continue our growth trajectory.

You know, if we were to develop Covance the drug development company we’re still that, but now we’re combining.  We’re getting married to LabCorp and we are going to have the world’s largest healthcare diagnostics and we’re actually adding two market leaders together and as I said it’s going to make our competitors weep a bit and that’s really a good thing, but our competitors will also use this as an advantage to try and win more business.  Our employees will feel a little nervous about this.

There’s a lot of questions we couldn’t answer today.  We’ll make sure that we communicate, but what we can do regardless is whether we’re married or we’re single is to continue to focus on our business, delight our clients and like we always have done, you know, that service and operational excellence that’s as important so I thank you for your time and your patience with our technical difficulties and you guys have a good day.  Thank you.

Operator:	Thank you. This will conclude today’s conference call. You may now disconnect your line.

END